Proposal:
	     1. To elect the following Directors,
effective July 31, 2003:
	Votes in
 Favor of	Votes
Against
1) Michael Bozic	29,661,275	615,871
2) Charles A. Fiumefreddo29,661,275	615,871
3) Edwin J. Garn	29,661,375	615,771
4) Wayne E. Hedien	29,661,526	616,619
5) James F. Higgins	29,661,375	615,771
6) Dr. Manuel H. Johnson29,661,375	615,771
7) Philip J. Purcell	29,661,526	616,619